SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28945; File No. 812-13086-05]

Neuberger Berman Management LLC, et al.; Notice of Application

October 14, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to make periodic distributions of long-term capital gains

with respect to their outstanding common stock as frequently as monthly in any taxable year, and

as frequently as distributions are specified by or in accordance with the terms of any outstanding

preferred stock that such investment companies may issue.

Applicants: Neuberger Berman Management LLC ("NB Management"), and Neuberger Berman

Dividend Advantage Fund Inc., Neuberger Berman Income Opportunity Fund Inc., and

Neuberger Berman Real Estate Securities Income Fund Inc. (collectively, the "Current Funds").

Filing Dates: The application was filed on May 18, 2004 and amended on June 5, 2007, October

28, 2008, January 22, 2009, January 26, 2009, May 15, 2009 and October 13, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 9, 2009, and

should be accompanied by proof of service on the applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Andrew B. Allard, Neuberger Berman, LLC, 605 Third Avenue, 21st Floor, New York, New York 10158-3698.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Current Fund is a registered closed-end management investment company organized as a Maryland corporation.[1] The common stock ("common shares") of the Current Funds are listed and traded on the American Stock Exchange. The Current Funds have also issued either private preferred shares or auction market preferred shares (collectively, "preferred

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[1] Applicants request that any order issued granting the relief requested in the application also apply to any registered closed-end investment company currently advised or to be advised in the future by NB Management (including any successor in interest) or by an entity controlling, controlled by or under common control (within the meaning of section 2(a)(9) of the Act) with NB Management (such entities, together with NB Management, the "Investment Advisers") that decides in the future to rely on the requested relief. Any fund that relies on the requested order will comply with the terms and conditions of the application (such investment companies together with the Current Funds, the "Funds," and with the Investment Advisers, the "Applicants"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization. All existing Funds currently intending to rely on the requested order have been named as Applicants.

shares"). Applicants believe that the shareholders of each Current Fund are generally dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

2.   NB Management serves as each Current Fund's investment manager and administrator. Neuberger Berman LLC ("Neuberger Berman") serves as a sub-adviser to each Current Fund. Neuberger Berman Fixed Income LLC ("NBFI") also serves as a sub-adviser to NBIO. NB Management, Neuberger Berman and NBFI are registered as investment advisers under the Investment Advisers Act of 1940, as amended ("Advisers Act"). Each future Investment Adviser will be registered under the Advisers Act.

3.   Applicants represent that the board of directors (each, a "Board" and collectively, "Boards") of each Current Fund, including a majority of the directors who are not "interested persons," as defined in section 2(a)(19) of the Act ("Independent Directors"), of the respective Current Fund requested and evaluated, and NB Management furnished, such information as was reasonably necessary to make an informed determination on whether the Board should adopt and implement a proposed distribution policy ("Distribution Policy") for that Current Fund. The Board considered, among other things: (i) the purpose and terms of the Distribution Policy; (ii) any potential or actual conflicts of interest that NB Management, any affiliated person of NB Management, or any other affiliated person of the respective Current Fund may have relating to the adoption or implementation of the Distribution Policy; (iii) whether the rate of distribution under the Distribution Policy will exceed the Current Fund's expected total return based on net asset value per common share ("NAV"); and (iv) any reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return based on market price and NAV. Applicants state that, after considering such information, the Board, including the Independent

Directors, determined that adoption and implementation of the Distribution Policy would be consistent with the Current Fund's investment objective(s) and policies and in the best interests of the Current Fund and its shareholders.

4.   Applicants state that the purpose of a Fund's Distribution Policy is to permit that Fund to provide shareholders with periodic fixed cash dividends that approximate the character of income that the Fund receives throughout the year. Each Fund's Distribution Policy provides for periodic level distributions with respect to outstanding common shares based upon a fixed amount per share, a fixed percentage of market price or a fixed percentage of NAV. The Distribution Policy will allow distributions to be made without significant restrictions due to the timing of realization of capital gains. Applicants state that the Distribution Policy will allow the Fund to pay realized long-term capital gains as part of its periodic distributions rather than forcing the distributions to be funded with returns of capital (when net investment income and realized net short-term capital gains are insufficient to cover the fixed distribution amount). The Distribution Policy will provide investors with the potential for a more tax-efficient return on their investment in the Fund. Applicants state that if a Fund's net investment income and net realized capital gains for any year exceed the amount required to be distributed under the Distribution Policy, the Fund will at a minimum make distributions necessary to comply with the distribution requirements of Subchapter M of the Internal Revenue Code of 1986 ("Code").

5.   Prior to relying on the order and implementing the Distribution Policy in the future, the Board of each Fund will approve and adopt policies and procedures under rule 38a-1 under the Act that: (i) are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by rule 19a-1 under the Act and by

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condition 2(a) below, and that all other written communications by the Fund or its agents, described in condition 3(a) below, about the distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and (ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 under the Act limits the number of capital gains dividends, as defined in section 852(b)(3)C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) of the Act provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that distributions (or the

confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or

capital be accompanied by a separate statement showing the sources of the distribution (e.g.,

estimated net income, net short-term capital gains, net long-term capital gains and/or return of

capital). Applicants state that the same information is included in the annual reports of each

Current Fund sent to its shareholders and on the IRS Form 1099-DIV, which is sent to each

common and preferred shareholder who received distributions during a particular year.

4.   Applicants further state that each of the Funds will make the additional disclosures

required by the conditions set forth below, and each of them will adopt compliance policies and

procedures in accordance with rule 38a-1 under the Act to ensure that all required notices and

disclosures are sent to shareholders. Applicants argue that rule 19a-1, the Distribution Policy

and the compliance policies ensure that each Fund's shareholders would be provided sufficient

information to understand that their periodic distributions are not tied to the Fund's net

investment income and realized capital gains to date, and may not represent yield or investment

return. Accordingly, Applicants assert that continuing to subject the Funds to section 19(b) and

rule 19b-1 would afford shareholders no extra protection.

5.   Applicants assert that section 19(b) and rule 19b-1 also were intended to prevent certain

improper sales practices, including, in particular, the practice of urging an investor to purchase

shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"),

where the dividend would result in an immediate corresponding reduction in NAV and would be

in effect a taxable return of the investor's capital. Applicants assert that the "selling the

dividend" concern should not apply to closed-end investment companies, such as the Funds,

which do not continuously distribute shares. According to the Applicants, if the underlying

concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAVs. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Distribution Policy actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   In addition, Applicants assert that rule 19b-1 may cause fixed regular periodic

distributions to be funded with returns of capital[2] (to the extent net investment income and

realized short term capital gains are insufficient to fund the distribution), even though

undistributed realized net long-term capital gains otherwise would be available. To distribute all

of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to

make total distributions in excess of the annual amount called for by its periodic distribution plan

or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order

would minimize these effects of rule 19b-1 by enabling the Funds to realize long-term capital

gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has

both common shares and preferred shares outstanding designate the types of income, e.g.,

investment income and capital gains, in the same proportion as the total distributions distributed

to each class for that tax year. To satisfy the proportionate designation requirements of Revenue

Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax

year, the fund must designate the required proportionate share of such capital gain to be included

in common and preferred share dividends. Applicants state that although rule 19b-1 allows a

fund some flexibility with respect to the frequency of capital gains distributions, a fund might

use all of the exceptions available under the rule for a tax year and still need to distribute

additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

10.   Applicants assert the potential abuses addressed by section 19(b) and rule 19b-1do not

arise with respect to preferred shares issued by a closed-end fund. Applicants assert that such

distributions are either fixed, determined in periodic auctions, or determined by reference to

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[2] Returns of capital as used in the application means return of capital for financial accounting
purposes and not for tax accounting purposes.

short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or a rated determined by the market, and, like a debt security, is priced based upon its liquidation preference, dividend rate, credit quality, and frequency of payment. Applicants assert that investors buy preferred shares for the express purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

12.   Applicants request an order pursuant to section 6(c) of the Act granting an exemption from the provisions of section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to make periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) that include long-term capital gains as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund's preferred shares.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions.

1.   Compliance Review and Reporting:

The Fund's chief compliance officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the order, and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Shareholders:

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section 19(a) and rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date. Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[3] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

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[3] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(c) Each report provided to shareholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3.   Disclosure to Shareholders, Prospective Shareholders and Third Parties:

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or its Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such Web site for at least 24 months.

4. <u>Delivery of 19(a) Notices to Beneficial Owners</u>:

If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Special Board Review for Funds Whose Common Stock Trades at a Premium.</u> If:

(a) The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1) will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the

2-year period, as described in condition 5(b), or such longer period as the Board deems

appropriate; and

(3) based upon that determination, will approve or disapprove the

continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its

consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or

disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its

meeting minutes, which must be made and preserved for a period of not less than six years from

the date of such meeting, the first two years in an easily accessible place.

6.   Public Offerings: The Fund will not make a public offering of the Fund's common

shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation,

acquisition, spin-off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above,

provided that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last

day of the month ended immediately prior to the most recent distribution record date,[4] expressed

as a percentage of NAV as of such date, is no more than 1 percentage point greater than the

Fund's average annual total return for the 5-year period ending on such date;[5] and

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[4] If the Fund has been in operation fewer than six months, the measured period will begin
immediately following the Fund's first public offering.

[5] If the Fund has been in operation fewer than five years, the measured period will begin
immediately following the Fund's first public offering.

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.

7.   Amendments to Rule 19b-1: The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary